

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 1, 2017

Richard Brand
Chief Financial Officer
BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005

> **Re:** **BeyondSpring Inc.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed February 28, 2017**
> **File No. 333-214610**

Dear Mr. Brand:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary
Concurrent Private Placement, page 6

1. We note your revised disclosures regarding a concurrent private placement to certain investors for an aggregate amount of $50.6 million, and your disclosure on page 138 that you have entered into subscription agreements with two of them for an aggregate of $25.6 million. Please explain how you solicited and negotiated the private offering with the private placement investors. For guidance, refer to Securities Act Sections CD&I 139.25.

2. Please revise your disclosure to clarify whether you have entered into subscription agreements with private placement investors covering the entire proposed $50.6 million aggregate offering amount.

<u>Use of Proceeds, page 68</u>

3.   Please revise your disclosure to also discuss how the proceeds from this offering will be allocated in the event that a private placement does not occur.

        You may contact Vanessa Robertson at (202) 551-3649 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at (202) 551-8776 or me at (202) 551-3675 with any other questions.

                                        Sincerely,

                                        /s/ Mary Beth Breslin for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Andrea L. Nicolas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP